ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

September 6, 2

06016726

SUPPL

RECEIVED
2006 SEP 12 A 9:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
SEP 14 2006 E
THOMSON
FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
6 September 2006 (ASX – Announcement & Media Release – Rig expected on Louisiana location)

Dlw 9/12

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

6 September 2006

ASX ANNOUNCEMENT AND MEDIA RELEASE

RIG EXPECTED ON LOUISIANA LOCATION

West Andrew Prospect, Vermillion Parish, South Louisiana

Sandalwood Exploration has advised, following diligent effort, a rig has been secured for the drilling of the Lucy B. Thomas et al #1 well, a dry land straight hole test of the West Andrew Prospect. A Neumin Production Company, Inc rig is now expected on location next week.

FAR has a 10 percent working interest in the West Andrew Prospect, a three-way dip fault closure, located on a 400 acre lease block in Vermillion Parish, South Louisiana. The prospect is supported by a combination of subsurface well control and 3D seismic and lies on a prolific "*Camerina*" trend where historical production exceeds 1.7 TCF of gas.

The Lucy B. Thomas et al #1 well has a planned total depth of 14,000 feet and a likely drilling duration of approximately 53 days.

The *Camerina* (Upper Frio age) interval produces in the adjacent Andrew Field area. Net sand maps of the area show the West Andrew Prospect should have approximately 60 feet of pay in the *Camerina-1* sand and approximately 40 feet in the *Camerina-2* sand with total potential estimated at 20 BCF gas and 200,000 barrels of oil.


Foreman 1
Broussard A22
Hunter FT11
Landry G
12,000'
13,000'
14,000'
Fault Block Production
Cam 2 - 16.3BCF + 168MBC
Camerina 1
Camerina 2
Fault Block Production
Cam 1 - 8.7BCF + 77MBC
Cam 2 - Est 5BCF
Fault Block
Production
0.5BCF
Fault Block Production
Cam 1 - 20BCF + 221MBC
West Andrew Prospect
Estimated Reserves
Cam 1 - 13BCF + 130MBC
Cam 2 - 7BCF + 70MBC
New Well in
Fault Block
9 MMCF/D
Camerina trend
production
exceeds 1.75TCF
0
4000
feet
West Andrew Prospect
Vermillion Parish
Louisiana

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

Existing infrastructure lies nearby providing for quick sales turnaround in the event of a successful well with production rates in excess of 7 million cubic feet per day being possible.

FAR was attracted to this opportunity given the relatively low risk associated with the prospect, the multiple *Camerina* Sand targets, the quality technical control, the attractive indicated profitability, the nearby infrastructure and the potential for early production.

The Operator is Sandalwood Exploration LP of Houston, Texas. FAR's working interest reduces to 7.5% after casing point has been reached in the well. All other participants are North American entities and include the Reeder Energy group who participate with FAR in a number of other ventures.

Commenting on the announcement, Executive Chairman Michael Evans said that:

"With high energy prices creating a very tight rig market this is positive news from the Operator and timing of the well should enable FAR to capture winter gas pricing in the event of a successful outcome. Concurrently, progress is being made toward the drilling of at least 3 further wells in the gulf coast and one re-completion.

For information on FAR's drilling activities visit our website at www.far.com.au